BPB

SEC[illegible] COMMISSION

02018005

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 23489

SEC MAIL PROCESSING SECTION RECEIVED FEB 27 2002 WASHINGTON

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Newman & Associates, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1801 California Street, Suite 3700
(No. and Street)

Denver (City) CO (State) 80202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Watts (303) 293-8500
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers, LLC
(Name — if individual, state last, first, middle name)

1670 Broadway, Suite 1000 (Address) Denver (City) CO (State) 80202 (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 28 2002 P
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/26

OATH OR AFFIRMATION

I, Robert Watts, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Newman and Associates, Inc., as of December 31, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Senior Vice President & Chief Financial Offi

Title

Notary Public

JENNIFER STEVENS NOTARY PUBLIC STATE OF COLORADO

MY COMMISSION EXPIRES: January 4, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Suite 1000
1670 Broadway
Denver CO 80202-4870
Telephone (720) 931 7000
Facsimile (720) 931 7100

Report of Independent Accountants

To the Board of Directors and Stockholder of
Newman and Associates, Inc.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Newman and Associates, Inc. at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 1, 2002

Newman and Associates, Inc.
Statement of Financial Condition
December 31, 2001

Assets	
Cash and cash equivalents	$ 48,730
Cash segregated under SEC regulations	387,123
Receivables:	
Deferred underwriting fees	2,500,005
Brokers and dealers	259,650
Customers	169,278
Remarketing fees	990,540
Underwriting fees	796,200
Interest	142,518
Affiliated entities	8,024,483
Other	101,489
Securities owned, at market value:	
Corporate bonds	30,000
Municipal bonds	27,592,135
Mortgage backed securities	4,084,800
Other	118,191
Furniture, equipment and leasehold improvements, net of accumulated depreciation of $1,153,747	2,841,723
Prepaid expenses and other	1,101,473
Total assets	$ 49,188,338
Liabilities and Stockholder's Equity	
Liabilities:	
Accounts payable and accrued liabilities	$ 1,816,376
Accrued compensation and bonuses	7,910,457
Income taxes payable to affiliate	2,223,023
Deferred income tax liability with affiliate	107,507
Payable to affiliate	1,434,038
Total liabilities	13,491,401
Commitments and contingencies (Note 10)	
Stockholder's equity:	
Common stock, $1 par value; 1,000,000 shares authorized; 301,500 shares issued and outstanding	301,500
Capital in excess of par value	15,701,719
Retained earnings	19,693,718
Total stockholder's equity	35,696,937
Total liabilities and stockholder's equity	$ 49,188,338

The accompanying notes are an integral part of the statement of financial condition.

1. Organization and Nature of Business

Newman and Associates, Inc. (the "Company"), is a wholly owned subsidiary of Newman Financial Services, Inc. ("NFSI"). NFSI is a wholly owned subsidiary of GMAC Commercial Holding Corporation ("GMACCHC"), which is in turn an indirect subsidiary of General Motors Corporation. The Company is engaged in the underwriting, private placement and trading and selling of various securities including tax-exempt municipal, taxable debt and equity securities. These securities are issued primarily for the financing of individual or pools of real estate projects, asset backed transactions or emerging growth and middle market corporate clients. The Company is registered with the Securities and Exchange Commission as a general securities broker/dealer and is a member of the National Association of Securities Dealers, Inc. The following is a summary of the Company's significant accounting policies applied in the preparation of the accompanying statement of financial condition.

2. Significant Accounting Policies

Revenue recognition
Investment banking fees include advisory fees, selling concessions, and management and underwriting fees and are recorded, net of related expenses, when the services are complete and the revenue is reasonably determinable. Remarketing fees are recognized as income as earned. The receivable for deferred underwriting represents fees earned on completed transactions which will be received by the Company over an extended period of time.

Securities transactions
Securities are stated at market value and recorded as of the transaction or trade date. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Furniture, equipment, and leasehold improvements
Furniture, equipment, and leasehold improvements are stated at cost less accumulated depreciation. Depreciation and amortization is provided for over their estimated service lives using straight-line and accelerated methods.

Fair value of financial instruments
The Company's financial instruments consist of cash and cash equivalents, fees and other receivables, securities owned, accounts payable and accrued liabilities. The carrying values of fees and other receivables, accounts payable and accrued liabilities approximate fair value. Securities owned are recorded at market value.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions. These estimates may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities reported in the accompanying statement of financial condition. Actual results could differ from those estimates.

Income taxes
The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 ("SFAS 109"), *Accounting for Income Taxes*. Under SFAS 109, the current provision or benefit for income taxes represents actual or estimated amounts payable or refundable on tax returns filed or to be filed for each year. Deferred tax assets and liabilities are recorded for the estimated future tax effects of temporary differences between the tax basis of assets and liabilities and amounts reported in the accompanying statement of financial condition. The overall change in deferred tax assets and liabilities for the period measures the deferred tax expense (benefit) for the period. Effects of changes in enacted tax laws on deferred tax assets and liabilities are reflected as adjustments to income tax expense (benefit) in the period of enactment.

The measurement of deferred tax assets may be reduced by a valuation allowance based on judgmental assessment of available evidence if deemed more likely than not that some or all of the deferred tax assets will not be realized.

The Company is included in the consolidated income tax return of the parent of GMACCHC. Income tax expense is allocated to the Company by GMACCHC's parent based upon the statutory tax rates applied to the Company's separate operations.

Cash and cash equivalents
The Company defines cash and cash equivalents as all cash on hand, on deposit and investments with an original maturity date of 90 days or less, excluding cash segregated under SEC regulations.

Reporting requirements
The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). For financial statement reporting purposes, certain reclassifications have been made from the FOCUS Form X-17A-5, which has been filed in accordance with SEC Rule 17a-5 of the Securities Exchange Act of 1934, to conform with GAAP. Total assets and total liabilities in these financial statements do not agree to the FOCUS report due to a reclassification of the deferred tax liability of approximately $108,000.

3. Cash Segregated under SEC Regulations

Cash of $387,123 has been segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. The Company was not required to have cash on deposit based upon the December 31, 2001 computation.

4. Receivable From/Payable to Brokers and Dealers

Receivable from or payable to brokers and dealers represents the contract value of unsettled securities transactions, joint account balances arising from participation in underwritings and joint account trading activity.

Substantially all of the clearing and depository operations for the Company are performed by clearing organizations pursuant to clearing agreements. The Company has indemnified these organizations for any losses as a result of a customer's nonperformance.

Periodically, the Company borrows amounts from clearing organizations for the purchase of securities. Interest accrues on the outstanding balance at a rate generally corresponding to the published broker call rate.

5. Related Party Transactions

The Company is a member of a group of affiliated companies and has extensive relationships with members of the affiliated group. Because of these relationships, it is possible that the terms of these transactions may be different than those that would result among unrelated parties.

Receivable from affiliate represents a receivable from NFSI totaling $6,440,451 at December 31, 2001. The receivable from NFSI primarily represents a payment of expenses on behalf of NFSI, including $1,966,211 of employee compensation and benefits expense.

The Company borrows monies from GMAC Commercial Mortgage Corporation ("GMACCMC"), a wholly owned subsidiary of GMACCHC, for the purpose of carrying securities inventory. The balance outstanding at December 31, 2001 was $1,503,141 and is included in receivable from affiliated entities.

Receivable from affiliate also includes $75,355 from The Paramount Companies, an affiliate of the Company for benefit reimbursements. The remaining amounts of $5,536 are due from other related entities.

6. Furniture, Equipment and Leasehold Improvements

A summary of furniture, equipment and leasehold improvements is as follows:

		Estimated Useful Life
Furniture and equipment	$ 3,111,278	3-7 years
Leasehold improvements	884,192	7 years
	3,995,470	
Less accumulated depreciation	(1,153,747)	
	$ 2,841,723	

7. Short-term Borrowings

The Company has a short-term borrowing agreement with one clearing organization for short-term demand borrowings with a credit limit of $20 million. Borrowings under this agreement bear interest at the published broker call rate. When drawn, loans are collateralized by securities and assets deposited with or pledged to the clearing organization, including cash on deposit which is not restricted as to withdrawal. The Company had no borrowings under this agreement at December 31, 2001.

8. Retirement Plans

The Company participates in a noncontributory defined benefit retirement plan established for all entities within GMAC Mortgage Group, Inc., the parent of GMACCHC.

The Company participates in a defined contribution savings plan (the "Savings Plan") established for all entities within GMAC Mortgage Group, Inc. Generally, employees may contribute up to 12% of base compensation to the plan with the Company matching up to 6% each year with certain limitations.

9. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

The Company's sales, trading and underwriting activities involve the execution, settlement and financing of various securities transactions. The Company is, therefore, a party to various financial instruments with off-balance sheet risk. These instruments involve, to varying degrees, elements of credit and market risk in excess of the amounts recognized in the statement of financial condition. Credit risk is defined as the possibility that a loss may occur from the failure of another party to perform according to the terms of a contract. Market risk arises due to the possibility that future changes in market prices may make a financial instrument less valuable.

In the normal course of business, the Company enters into securities transactions as principal. The securities subject to such transactions create two kinds of risk. First, risk of loss arises in the event a security is not received from a seller of the security, and the market value has increased over the contract amount of the Company's obligation to deliver the security to its customer. Second, the Company is subject to risk of loss if a purchaser of securities does not pay for the securities, and the market value of such securities decreases below the contract amount.

Concentrations of credit risk exist for groups of counterparties when they have similar economic characteristics that would cause their ability to meet obligations to be similarly affected by economic, industry or geographic factors. As a securities broker/dealer, the Company is engaged in various securities trading and brokerage activities servicing domestic corporations, institutional investors and, occasionally, individual investors. The vast majority of the Company's transactions are executed with institutional investors, including mutual funds, other broker/dealers, commercial banks, insurance companies and other financial institutions and are generally collateralized by the security being traded or brokered. The Company's exposure to credit risk associated with the performance of these customers in fulfilling their contractual obligations, pursuant to securities transactions, can be directly impacted by volatile securities markets, credit markets and regulatory changes which may impair the counterparties' ability to satisfy their obligations to the Company. In connection with these activities, the Company seeks to control its credit risk and the potential for risk concentration through a variety of reporting and control procedures.

10. Commitments and Contingencies

Litigation

The Company may become a party to claims arising in the normal course of its business. No such claims have come to the attention of management or its legal counsel that would have a material adverse effect on the Company's financial position.

Leases

The Company leases office facilities and various equipment, with varying terms.

Minimum lease payments under the above leases at December 31, 2001 are approximately:

Year Ending December 31:	
2002	$ 1,191,888
2003	1,149,138
2004	1,110,187
2005	1,014,150
2006	865,594
Thereafter	1,711,314
	$ 7,042,271

Remarketing agreements

The Company has agreed to serve as remarketing agent on 360 variable rate demand note issues. By its appointment as remarketing agent, the Company agrees to, among other things, sell on a best efforts basis any securities which may be tendered from time to time by the holders of the securities according to the bond documents. In all such cases, securities holders' rights to tender are supported by a liquidity facility such as a letter of credit or insurance company guaranty provided by the issuer of the security. If the Company is unable to resell the securities, the Company with proper notification can require the letter of credit issuer or guarantor to purchase the securities. Total aggregate principal amount of securities outstanding under these agreements was approximately $4.3 billion as of December 31, 2001. The Company is paid a remarketing fee to serve in its capacity as remarketing agent.

11. Net Capital

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. The net capital rule of the "applicable" exchange also provides that equity may not be withdrawn if resulting net capital would be less than 5% of aggregate debits. At December 31, 2001, the Company's aggregate debit items were $26,857; therefore, the Company's net capital requirement was $250,000. Net capital at December 31, 2001 was $18,538,428, resulting in net capital in excess of the requirement of $18,288,428.

11. Deferred Income Taxes

Deferred taxes have been provided for all temporary differences using current federal income tax rates adjusted for the effects of state income taxes. At December 31, 2001, the deferred tax liability relates to prepaid expenses for book purposes already deducted for tax purposes and differences in book and tax depreciation.